FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of   March                                               2003
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                               CryptoLogic Inc.
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                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                    Form 40-F     X
                   --------                      -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                         No  X
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                                DOCUMENT INDEX



  Document                                                             Page No.

    1.       Press Release dated March 28, 2003 "CRYPTOLOGIC ADDS NEW     4
             ONLINE POKER CUSTOMER"


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                                                                    Document 1


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CRYPTOLOGIC (GRAPHIC OMITTED)

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY


                  CRYPTOLOGIC ADDS NEW ONLINE POKER CUSTOMER
    Agreement with Bingo Entertainment NV expands CryptoLogic's leadership in the large, untapped online poker market

March 28, 2003 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that the growing success of its multi-player online poker software has attracted a new customer: Bingo Entertainment NV, part of one of the Internet's largest online bingo operators and bingo marketing groups in the world. Through an agreement with CryptoLogic's wholly-owned subsidiary, WagerLogic Limited, Bingo Entertainment NV will license WagerLogic's Internet poker software to extend the world's most popular card game to an additional 120,000 players.

"Poker is one of the fastest growing game segments on the Internet, and CryptoLogic has very quickly achieved market leadership," said Lewis Rose, CryptoLogic's President and CEO. "Since its release last fall, our unique centralized poker offering - which directs different operators into a single room for enhanced liquidity - already powers one of the top 10 poker rooms on the Web. Our software, together with Bingo Entertainment's strong player base and extensive marketing network, is expected to produce winning results."

Table poker accounts for approximately 5% of the $3.5 billion online gaming market today, and yet there are only a dozen established sites for online poker play. This represents a significant growth opportunity for both CryptoLogic and Bingo Entertainment.

"As one of the top bingo operators on the Internet, our mission is to offer gamers exciting and trustworthy Web entertainment," said Richard Chambers, CEO of Bingo Entertainment NV. "WagerLogic's poker technology fits those criteria perfectly, and they have proven that their world-class gaming software delivers results. By participating in a larger online poker community, we will expand our online business and increase profitability."

Bingo Entertainment's new online poker room, www.pokerplex.com, will offer a stylish playing environment and user-friendly game site that will appeal to casual poker players and high stakes gamers alike. The site will offer the most popular poker games - Texas Hold'em, 7-Card Stud, Omaha High and Omaha High/Low and enables players to play in their preferred currency - US dollars, British pounds sterling or Euros. WagerLogic's high quality graphics, chat feature and exceptional support and service complete this leading multi-player poker offering.


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2003 Update
-----------
CryptoLogic is making good progress against its 2003 growth strategy. The company's new poker software is performing well, now rolled out to major licensees - InterCasino, Peak Entertainment and William Hill, one of the first land-based groups to offer online poker - in addition to today's new poker customer, Bingo Entertainment. CryptoLogic also received a regulatory license from Alderney, having passed stringent government probity and continues to distinguish itself as one of the few software providers submitting to the strictest regulatory requirements for online gaming.

CryptoLogic has expanded its leadership team in key areas of the organization including a new Chief Technology Officer. To further align company and employee interests with shareholders, CryptoLogic will be paying a bonus in shares to employees. To that end, the company will issue 100 shares as a bonus to each of its employees for a total of 14,000 shares. Additionally, 11,730 shares will be issued in aggregate to certain employees, of which 6,922 shares will be issued to senior management who are also company insiders, for payment representing 50% of the value of their annual bonus.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.2 million shares on a diluted basis, based on the treasury method).

About Bingo Entertainment NV
Bingo Entertainment NV is part of the Bingo Entertainment Ltd. group of companies that owns and operates leading Internet bingo sites including www.bingogala.com, www.glamourbingo.com, www.bingomega.com, www.mainstreetbingo.com, www.bingosplash.com, www.bingoblowout.com, www.bingoempire.com and www.premierbingo.com. Bingo Entertainment also provides a trusted and extensive network of marketing, news and promotional sites.

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For more information, please contact:
At CryptoLogic, (416) 545-1455                               At Argyle Rowland,  (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications            Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                        Aline Nalbandian, ext. 226/ aline@argylerowland.com

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.



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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CryptoLogic Inc.
                                    ------------------------------------------
                                                 (Registrant)

Date:    March 28, 2003             By:   /s/  James A. Ryan
         ----------------------          -------------------------------------
                                                 (Signature)
                                         James A. Ryan
                                         Chief Financial Officer